02022458

AB

RECEIVED MAY 0 6 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 152

UA 5-8-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE CHAPMAN CO

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 E. PRATT., 28TH FLOOR
(No. and Street)

BALTIMORE (City) MD (State) 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEMETRIS B. BROWN 410-625-9656
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILKINS MCNAIR, PC
(Name — *if individual, state last, first, middle name*)

201 N. CHARLES STREET, SUITE 1102 (Address) BALTIMORE (City) MD (State) 21201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 0 2002
THOMSON FINANCIAL P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DEMETRIS B. BROWN, swear (or affirm) that, best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the THE CHAPMAN CO

DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the co nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as a customer, except as follows:

Demetris B. Brown CPA
Signature

CFO
Title

Notary Public
My Commission Expires: 2/1/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 an Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous a

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CHAPMAN COMPANY AND SUBSIDIARY
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2001

Table of Contents

WILKINS McNAIR, PC
Certified Public Accountants and Management Consultants

201 N. Charles Street, Suite 1102
Baltimore, Maryland 21201
410.962.5252
Fax 410.244.0753
877.962.5252 (Toll Free)
wmcnair@wilkinsmcnair.com
http://wilkinsmcnair.com

203 N. LaSalle Street, Suite 2100
Chicago, Illinois 60601
312.558.1485
Fax 312.346.9603

39555 Orchard Hill Place, Suite 600
Novi, Michigan 48375
248.348.5760
Fax 248.347.1883

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
*e*Chapman, Inc.:

We have audited the accompanying consolidated balance sheet of The Chapman Company (a Maryland corporation) and Subsidiary (a California corporation) as of December 31, 2001, and the related statement of income, changes in stockholders' deficit and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Chapman Company and Subsidiary as of December 31, 2001, and the results of operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilkins McNair, PC

April 26, 2002

THE CHAPMAN COMPANY AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2001

SEE INDEPENDENT AUDITORS' REPORT

ASSETS	**NOTE(S)**	
Cash	2	$ 378,000
Cash deposits with clearing organization	2	654,000
Investments	2	67,000
Securities Owned, at market value	2	1,000
Receivables from brokers and dealers		168,000
Receivables from affiliates,net		630,000
Advances to officer/employee	2	10,000
Office equipment, net		39,000
Prepaids and other assets		118,000
Intangible assets		56,000
TOTAL ASSETS		$ 2,121,000
LIABILITIES AND STOCKHOLDERS' DEFICIT		
LIABILITIES		
Accounts payable and accrued expenses		$ 263,000
TOTAL LIABILITIES		$ 263,000
Subordinated loan from parent	3	$ 4,738,000
STOCKHOLDERS' DEFICIT		
Common stock, $.001 par value, 13,660,000 shares authorized, 1,000 shares issued and outstanding		$ -
Additional paid-in-capital	2	(1,026,000)
Accumulated deficit		(1,854,000)
TOTAL STOCKHOLDERS' DEFICIT		$ (2,880,000)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT		$ 2,121,000

See accompanying notes to financial statements.

THE CHAPMAN COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

SEE INDEPENDENT AUDITORS' REPORT

	NOTE(S)		
REVENUE			
Commissions	2	$	3,711,000
Underwriting and management fees	2		619,000
Interest and dividends			106,000
Loss on trading, primarily proprietary stock	2		(218,000)
TOTAL REVENUE		$	4,218,000
Interest expense			318,000
NET REVENUE		$	3,900,000
EXPENSES			
Compensation and benefits		$	2,383,000
Floor brokerage and clearing fees			559,000
Depreciation and amortization expense			32,000
Other operating expenses			808,000
TOTAL EXPENSES		$	3,782,000
INCOME BEFORE INCOME TAX BENEFIT		$	118,000
Income tax benefit	2,5		-
NET INCOME		$	118,000

See accompanying notes to financial statements.

THE CHAPMAN COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2001

SEE INDEPENDENT AUDITORS' REPORT

	Common Stock	Additional paid-in capital	Accumulated deficit	Total stockholders' deficit
Balance, December 31, 2000	$ -	$ (191,000)	$ (1,972,000)	$ (2,163,000)
Net income			118,000	118,000
Distribution to affiliate	-	(835,000)	-	(835,000)
Balance, December 31, 2001	$ -	$ (1,026,000)	$ (1,854,000)	$ (2,880,000)

See accompanying notes to financial statements.

THE CHAPMAN COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

SEE INDEPENDENT AUDITORS' REPORT

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	118,000
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization expense		32,000
Effect from changes in assets and liabilities		
Deposits with clearing organization		718,000
Receivables from brokers and dealers		316,000
Receivables from affiliates, net		(359,000)
Prepaids and other assets		108,000
Intangible assets		5,000
Accounts payable and accrued expenses		(166,000)
Due to parent		(498,000)
Accrued interest on subordinated loan from parent		229,000
NET CASH FROM OPERATING ACTIVITIES	$	503,000
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office equipment	$	(11,000)
Repayment of advances from officer/employee		247,000
NET CASH FROM INVESTING ACTIVITIES	$	236,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment on Margin Loan	$	(884,000)
NET CASH FROM FINANCING ACTIVITIES	$	(884,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$	(145,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		523,000
CASH AND CASH EQUIVALENTS, END OF YEAR	$	378,000

See accompanying notes to financial statements.

Note 1 – Organization and Business

The Chapman Company (the Company) provides securities brokerage and investment banking services. The Company, during December 1997, became a wholly owned subsidiary of Chapman Holdings, Inc. (Chapman Holdings) as a result of a merger. The Company had two subsidiaries, Chapman Capital Management, Inc. (CCM) and Chapman Insurance Agency, Incorporated (CIA) which were spun off from the Company as part of the initial public offering (IPO) of Chapman Holdings on February 26, 1998. Effective June 20, 2000, Chapman Holdings, Inc., Chapman Capital Management Holdings, Inc. and Chapman Insurance Holdings, Inc. merged into separate wholly owned subsidiaries of *e*Chapman, Inc. (*e*Chapman). *e*Chapman was a newly formed corporation designed to bring these companies together and to take advantage of the unique opportunities presented by the growth of the internet.

The Company allocates compensation, benefits and other costs to CCM, CIA and *e*Chapman on a proportional allocation cost method which management believes is reasonable. Compensation and benefits are allocated based on management's estimate of the percentage of time employees spend performing services for CCM, CIA and *e*Chapman. Other costs, consisting of communications, occupancy and administrative support, are allocated based on estimated usage by CCM, CIA and *e*Chapman.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States and include the operations of the Company. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operations

The Company has an accumulated deficit as of December 31, 2001. Management of *e*Chapman or one of its subsidiaries will fund the Company's operations through subordinated loans or other means to ensure that the Company will continue operations.

Cash and cash equivalents

Cash and cash equivalents includes cash invested in the U.S. Treasury Money Fund, a fund managed by Chapman Capital Management, Inc., an affiliate.

Investments

Investments as of December 31, 2001, consist of investments in common stock of private companies, in which costs approximates market. As of December 31, 2001, the $67,000 of investments held were classified as available for sale in accordance with Statements of Financial Accounting Standards 115.

Securities owned

Securities owned consist of trading proprietary stock, which is carried at market on the balance sheet, and any unrealized gain (loss) on trading is included in earnings on the income statement. The proprietary stock (securities owned) is primarily stock of *e*Chapman. The Company is the market maker for *e*Chapman and, thus, holds its stock in inventory. As of December 31, 2001, the Company held 619 shares of common stock of *e*Chapman with a market value of approximately $1,000.

During the first and fourth quarter of 2001, the Company transferred proprietary stock held in inventory of 652,000 shares of common stock at the then market value of $835,000 to *e*Chapman. The transfers were recorded at the market value as a dividend to *e*Chapman and are recorded in additional paid in capital.

The Company had a margin loan payable balance of $884,000 as of December 31, 2000, which was used to purchase the proprietary stock. During the fourth quarter of 2001, the Company repaid the margin loan with the funds held on deposit. The rate on the margin loan was 7.5 percent during the year ended December 31, 2001. Interest expense on the margin loan for the year ended December 31, 2001 was approximately $40,000, and is included in interest expense in the accompanying consolidated statement of income. The Company also had cash on deposit with the clearing agent of $654,000 as of December 31, 2001. The securities purchased with the funds are held by the clearing agent as collateral. The margin loan is due and repaid as the securities are sold.

Financial instruments

The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, receivable, investments, securities owned, advances, accounts payable and accrued expenses, margin loan payable and subordinated loan from parent approximate fair value.

Segment reporting

The Company has determined that it has only one segment, securities brokerage and investment banking services. The Company came to this conclusion because the Company operates in one regulatory environment and has only one management group that manages the entire Company. Information on the Company's results are provided as one segment to the key decision-maker to make decisions.

Comprehensive income

The Company does not have any comprehensive income adjustments for the period presented, and therefore, comprehensive income equals net income.

Revenue recognition

The Company records commission revenue and related expenses on a trade date basis as the securities transactions occur. Management fees are recognized in the period the services are provided, and underwriting fees are recognized when the transactions close.

Volatility of business

The Company's revenues and operating results may fluctuate from month to month, quarter to quarter and year to year due to a combination of factors, including the number of underwriting transactions in which the Company participates, access to public markets for companies in which the Company has invested as a principal, the level of institutional and retail brokerage transactions, and expenses of establishing new business units. The Company's revenues from an underwriting transaction are recorded only when the underwritten security commences trading; accordingly, the timing of the Company's recognition of revenue from a significant transaction can materially affect the Company's operating results. As a result, the Company could experience losses if demand for the above transactions decline faster than the Company's ability to change its cost structure.

Office equipment

Office equipment is depreciated using the straight-line method over the estimated useful life of 3 to 5 years. As of December 31, 2001, depreciation expense was $32,000 and accumulated depreciation was $42,000.

Transactions with clearing organization

The Company is required to have cash on deposit with its clearing agent for general trading purposes. In addition, receivables from and payables to the clearing organization arise from cash settlements on ordinary trading activity and clearing expenses.

Proprietary accounts held at the clearing organization (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing organization to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

Income taxes

The Company accounts for income taxes under the separate company liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Note 3 – Subordinated Loan from Parent

The statements of changes in subordinated loan from Parent for the year ended December 31, 2001 is as follows:

	The Chapman Co.	Chapman On-Line	Consolidated
Balance, December 31, 2000	$ 3,890,000	$ 619,000	$ 4,509,000
Interest earned	195,000	34,000	229,000
Balance, December 31, 2001	$ 4,085,000	$ 653,000	$ 4,738,000

Note 4 – Commitments and Contingencies

The Company has an operating lease agreement for its office facilities which expires on October 15, 2005. Rent expense under this agreement was $213,000 in 2001. Under the lease agreement, a proportionate share of real estate taxes and building expenses in excess of base year amounts are charged to the Company.

The Company leases furniture and equipment from the Chapman Limited Partnership (the Partnership), an entity in which certain officers and stockholders of the Company are partners. The lease required monthly payments of approximately $10,000 and contained one year renewable terms, at the option of the Company, through September 2000, at which time the Company could purchase the furniture and equipment at fair value. As of December 31, 2001, the Company is in the process of consummating the purchases. The purchase price will be based on the appraised value of the equipment of $11,000, which was recorded to reflect the obligation of the purchase.

Commitments and Contingencies (cont'd)

The Company clears all transactions for its brokerage customers through its clearing agent, which carries and clears all customer securities accounts. The clearing agent also lends funds to the Company's brokerage customers through the use of margin credit. These loans are made to customers on a secured basis, with the clearing agent maintaining collateral in the form of saleable securities, cash or cash equivalents. Pursuant to the terms of the agreement between the Company and the clearing agent, in the event that customers fail to pay for their purchases, to supply the securities that they have sold, or to repay funds they have borrowed, and the clearing agent satisfies any customer obligations, the Company would be obligated to indemnify the clearing agent for any resulting losses. For the year ended December 31, 2001, the Company did not incur such losses.

Securities brokerage firms become parties to arbitrations brought by dissatisfied customers in the general course of business. The Company has been and is currently a party to such proceedings, none of which has resulted or which management believes will result in any material liability.

The company was advised in late November 2001 that the Securities and Exchange Commission (SEC) has entered an order of a formal, non-public investigation relating to certain sales and record keeping practices of the Chapman Company. The investigation is continuing. The outcome of this matter is currently unknown.

Note 5 – Income Taxes

A reconciliation of the statutory income taxes to the recorded income tax provision for the year ended December 31, 2001, is as follows:

Statutory tax (at 35 percent rate)	$ 41,000
Effect of state income taxes	8,000
Effect of permanent book to tax differences	20,000
Effect of graduated tax rate	(24,000)
Total	45,000
(Decrease) increase in valuation allowance	(45,000)
Income tax benefit	$ -

The components of the income tax benefit for the year ended December 31, 2001, is as follows:

Current	$ -
Deferred	45,000
Valuation reserve	(45,000)
Income tax benefit	$ -

The Company's deferred income tax asset and liability as of December 31, 2001 consists of the following:

Deferred tax asset:	
NOL carryforward	$ 441,000
Unrealized gain	-
Other	2,000
Total	443,000
Deferred tax liability:	
Cash to accrual	-
Net deferred tax asset	443,000
Valuation allowance	(443,000)
Net deferred tax liability recorded on the Consolidated balance sheet	$ -

A valuation reserve was applied against the net deferred tax asset as of December 31, 2001, as its realization was not more likely than not to be realized.

Note 6– Regulatory Requirements

Pursuant to the requirements of the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain net capital, as defined, of not less than $250,000 and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. As of December 31, 2001, the Company had excess net capital of $547,000 and a ratio of aggregate indebtedness to net capital of .33 to 1.

The Company is subject to compliance with various SEC and NASD regulations. During 2000, the SEC and NASD performed a periodic review of the Company's records and procedures for compliance with its requirements. This review identified several items for which the Company was in violation. These violations may subject the Company to fines and other penalties. As the SEC and NASD have not completed their review, the amount, if any, or fines or other penalties, is not known and not recorded in the consolidated financial statements.

The Company claims exemption K(2)(ii) from Rule 15c3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is the Pershing Division of Donaldson, Lufkin & Jenrette, with Firm SEC #8-17574.

Note 7 – Statements of Cash Flows-Supplemental Disclosure

Supplemental cash flow disclosure for the year ended December 31, 2001 was as follows:

	2001
Cash paid-	
Interest	$ 49,000

During the year ended December 31, 2001, the Company purchased stock on margin with its clearing agent.

Note 8 – Employees Savings plan

The Company's Retirement Savings Plan, a 401(k) plan, provides participants a mechanism for making contributions for retirement savings. Each participant may make pre-tax and after-tax contributions based on eligible compensation. The Company may make discretionary contributions based on the participants' compensation for the plan year. The Company elected not to contribute to the plan for the year ended December 31, 2001.

Note 9 – Related Party Transactions

As of December 31, 2000, the Company had outstanding advances to its majority stockholder of $251,000. The advances to the majority stockholder were reflected in two notes. One note was a three-year note that accrued interest at a rate of 5.54 percent per annum. No interest or principal payments were due until maturity, which was February 2001. There was also a demand note that accrued interest at 5.5 percent per annum. Both of the above notes were rolled into one demand note on February 22, 2001. The interest rate on the note is based on the IRS applicable federal rate in effect from time to time. As of February 22, 2001, this was transferred from the Company to *e*Chapman. The Company, also has $10,000 of advances to employees as of December 31, 2001.

The Company shares office space, certain employees and other overhead with certain other entities controlled by the majority stockholder including CCM, CIA and *e*Chapman. The Company allocates compensation and benefits expense to CCM, CIA and *e*Chapman based on actual compensation and benefits expense and the estimated percentage of the employee's time spent performing services for each entity. The Company allocates other expenses based on estimated usage.

Receivables from affiliates consist of receivables from *e*Chapman and CCM related to the above agreement. During 2001, the Company had net receivables from *e*Chapman of $630,000 related to costs paid on their behalf for operations.

The due to parent, net on the consolidated balance sheets represent operating costs paid by Chapman Holdings on behalf of the Company.

In May 1998, the Company obtained a subordinated loan from Chapman Holdings, Inc. in the amount of $2,500,000. The loan accrued interest at a rate of 5.57 percent per annum and matured on May 31, 2001. In February 2001, the Company renewed the existing subordinated loan agreement from Chapman Holdings in the amount of $2,500,000. This loan continues to accrue interest at the rate of 5.57 percent per annum and matures on February 26, 2004.

In August 2000, the Company obtained a subordinated loan from Chapman Holdings, Inc. in the amount of $1,000,000. The loan accrues at a rate of 5.57 percent per annum and matures on March 6, 2006. On March 1, 2000 and August 15, 2000 Chapman On-Line obtained two subordinated loans from Chapman Holdings in the amount of $300,000 each. The loans accrue interest at a rate of 5.57 percent per annum and mature on March 1, 2006 and August 15, 2003, respectively.

THE CHAPMAN COMPANY AND SUBSIDIARY
SCHEDULE OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2001

		2001
Net Capital:		
Total Stockholder's deficit	$	(2,880,000)
Subordinated loan and accrued interest		4,738,000
Total Equity and subordinated loan	$	1,858,000
Adjusted net capital:		
Deductions and/or charges:		
Receivable from broker dealers	$	138,000
Due from affiliates		630,000
Other assets		157,000
Intangible assets		56,000
Unsecured receivables		10,000
Haircut on securities		70,000
Total Deductions	$	1,061,000
Net Capital	$	797,000
Computation of basic net capital requirement:		
Minimum net capital required		250,000
Total excess net capital	$	547,000
Aggregate indebtedness:		
Accounts payable and accrued expenses of broker	$	263,000
Reconciliation with company's computation (included in part II A of form X-17a-5 as of December 31, 2001):		
Net capital as reported in company's part II A focus report (unaudited)	$	808,000
Net audit adjustments		(11,000)
Net capital per above	$	797,000

OTHER INFORMATION

WILKINS McNAIR, PC

Certified Public Accountants and Management Consultants

201 N. Charles Street, Suite 1102
Baltimore, Maryland 21201
410.962.5252
Fax 410.244.0753
877.962.5252 (Toll Free)
wmcnair@wilkinsmcnair.com
http://wilkinsmcnair.com

203 N. LaSalle Street, Suite 2100
Chicago, Illinois 60601
312.558.1485
Fax 312.346.9603

39555 Orchard Hill Place, Suite 600
Novi, Michigan 48375
248.348.5760
Fax 248.347.1883

To the Board of Directors of
*e*Chapman, Inc.

In planning and performing our audit of the consolidated financial statements of The Chapman Co. and Subsidiary (the Company) for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Chapman Co. and Subsidiary, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making Quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures that can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low risk the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealer, and is not intended to be and should not be used by anyone other than these specified parties.



April 26, 2002

THE CHAPMAN COMPANY AND SUBSIDIARY
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2001